Exhibit 99.1

CIS Acquisition Ltd. Announces Separate Trading of its Class A Shares and Warrants

NEW YORK, March 15, 2013 /PRNewswire/ -- CIS Acquisition Ltd. (CISAU) (the "Company") today announced that, commencing on March 18, 2013, the holders of the Company's units may separately trade the callable Class A Shares and redeemable warrants included in such units. The symbols for the Class A Shares, warrants and units are CISAA, CISAW, and CISAU, respectively.

CIS Acquisition Ltd. is a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more businesses or assets.